June 17, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GrowLife, Inc. Request to Withdraw Registration Statement on Form S-1 Filed November 18, 2015 File No. 333-208093

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GrowLife, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No 333-208093) and exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on November 18, 2015.

The Company has determined not to utilize the Registration Statement for a public offering at this time.  The Company confirms that the Registration Statement has not been declared effective and that none of the securities have been issued or sold pursuant to the Registration Statement.  Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement on Form S-1, File No. 333-208093, as soon as reasonably practicable.

If you have any questions regarding this application for withdrawal, please contact the Registrant at (866)-781-5559.

The Company requests, in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Thank you for your attention to this matter.

Very truly yours,

GrowLife, Inc.

By: /s/ Marco Hegyi

Marco Hegyi

Chief Executive Officer

500 Union Street, Suite 810

Seattle, WA 98101

(800) 977-5255